Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial/Science/Medical Editors:
    Vasogen Provides an Update on ACCLAIM-II Preparations

    MISSISSAUGA, ON, Dec. 17 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS)
today provided an update on ACCLAIM-II, a confirmatory clinical trial which is designed to support an application for US market approval of the Celacade(TM)
System for the treatment of patients with NYHA Class II heart failure.
    The Company has been working diligently on the ACCLAIM-II study, including the establishment of a Steering Committee led by James B. Young, MD,
Chairman, Division of Medicine at the Cleveland Clinic Foundation and Medical
Director, Kaufman Center for Heart Failure; appointing Chairs for the Data and
Safety Monitoring Board (DSMB) and Central Endpoint Committee (CEC);
developing the study protocol, CEC adjudication plans, and other key trial documents, such as case report forms and informed consent forms; and selecting a contract research organization to assist with study execution.
    Concurrent with the preparations for ACCLAIM-II, Vasogen has been working closely with the U.S. Food and Drug Administration (FDA) to finalize the protocol and the statistical analysis plan for the study using a Bayesian approach and adaptive clinical design. The planned study design indicates that as few as 300 patients could provide sufficient data to confirm the finding in the pre-specified sub-group of ACCLAIM patients with NYHA Class II heart failure. Furthermore, the use of an adaptive clinical trial design also provides the flexibility to increase the sample size up to 600 patients, should additional data be required. The ACCLAIM trial demonstrated a 39%
reduction (p(equal sign)0.0003) in the risk of death and cardiovascular hospitalizations for the large pre-specified subgroup of 689 NYHA class II heart failure patients.
    In preparation for ACCLAIM-II, the FDA has been reviewing Celacade in the context of their newly issued draft document entitled 'Guidance for Industry
Regulation of Human Cells, Tissues, and Cellular and Tissue-Based Products
(HCT/Ps) - Small Entity Compliance Guide' to assess whether this draft guidance is relevant to the Celacade technology. To date, the Celacade System has been regulated as a medical device with the Center for Devices and
Radiological Health (CDRH) acting as lead reviewer with input from Center for
Biologics Evaluation and Research (CBER). The FDA has recently informed the
Company that they expect Celacade to remain regulated as a medical device;
however, CBER may take the role of lead reviewer with CDRH providing input.
    "We expect FDA clarification shortly and are looking forward to our formal agreement meeting with the agency. We are very pleased with the progress we have made in preparation of this important study and look forward to recruiting the first patient into ACCLAIM-II," commented Chris Waddick,
President and CEO of Vasogen. "With today's announcement of the initial orders for Celacade in Europe, where Celacade is already approved, and the planned initiation of ACCLAIM-II, 2008 promises to be an exciting time for Vasogen."

    About Vasogen:

    Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade System, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade is in late-stage development for the treatment of chronic heart failure and has received
European regulatory approval under the CE Mark for this indication. Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders. VP025 is the lead drug candidate from this new class.

    Certain statements contained in this press release or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of Celacade(TM) or VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans",
"anticipates", "believes", "estimated", "predicts", "potential", "continue",
"intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials.
You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the
U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S.
securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the
"Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd., Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 09:25e 17-DEC-07